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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8 - 66568 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**AGM Securities LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**800 Third Avenue, 39th Floor**
(No. and Street)

| **New York** | **New York** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **Howard Spindel** | **212-897-1688** |
|---|---|
| | (Area Code -- Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**WithumSmith + Brown, PC**
(Name -- *if individual, state last, first, middle name*)

| **200 Jefferson Park, Suite 400** | **Whippany** | **NJ** | **07981** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***







**AFFIRMATION**

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to AGM Securities LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

GSP

Title

Oksana Beck 2/27/19

Notary Public

Notary Public State of Florida
Oksana Beck
My Commission GG 253504
Expires 08/28/2022

**This report ** contains (check all applicable boxes):**

[x]     Report of Independent Registered Public Accounting Firm.
[x]     Facing Page.
[x]     Statement of Financial Condition.
[ ]     Statement of Operations.
[ ]     Statement of Changes in Member's Equity.
[ ]     Statement of Cash Flows.
[ ]     Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]     Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
           under the Securities Exchange Act of 1934.
[ ]     Computation for Determination of Reserve Requirements for Brokers and Dealers
           Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]     Information Relating to the Possession or Control Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
           applicable).
[ ]     A Reconciliation, including appropriate explanations, of the Computation of Net Capital
           Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
           Requirements Under Rule 15c3-3.
[ ]     A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
           Respect to Methods of Consolidation (not applicable).
[x]     An Oath or Affirmation.
[ ]     A copy of the SIPC Supplemental Report.
[ ]     A report describing any material inadequacies found to exist or found to have existed since
           the date of the previous audit (Supplemental Report on Internal Control).
[ ]     Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]     Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]     Rule 15c3-3 Exemption Report

**AGM SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

# AGM SECURITIES LLC

**CONTENTS**

withum
ADVISORY TAX AUDIT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
AGM Securities LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AGM Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey

February 26, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

**AGM SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 451,936 |
| | $ | 451,936 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities:** | | |
| Due to parent | $ | 30,000 |
| Accounts payable | | 1,050 |
| | | 31,050 |
| **Member's equity** | | 420,886 |
| | $ | 451,936 |

See accompanying notes to financial statement

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

AGM Securities LLC (the "Company"), a wholly-owned subsidiary of AGM Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). United Talent Agency, LLC ("UTA") is the 100% indirect owner of the Company. The Company's operations consist primarily of private placement of securities and corporate finance advisory services.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company had no outstanding receivables, contract assets or contract liabilities at January 1, 2018 and at December 31, 2018.

*Income Taxes*

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, it is a disregarded entity for tax purposes and does not pay any taxes. The Company does not reflect any taxes in its financial statements. The Company's income or loss is taken into consideration in the tax returns of its Parent's owner.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

## 2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $420,000, which was approximately $320,000 in excess of its minimum requirement of $100,000.

## 3. Compliance with Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

### 4. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. The Company was charged $120,000 for the year ended December 31, 2018 under the Agreement. As of December 31, 2018, $30,000 of these expenses remain payable to the Parent.

### 5. Concentrations

The Company maintains its cash balance in one financial institution. The Company does not consider itself to be at risk with respect to its cash. The company earned 81% of its revenues from four customers.